PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

17th June 2004

04030844

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECEIVED
2004 JUN 21 A 11: 36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Holdings in company – 15th June 2004;
- Proposed acquisition – 17th June 2004.

PROCESSED
JUN 21 2004
THOMSON FINANCIAL

Yours faithfully,

PETER HAMBRO MINING PLC

By: [signature]

Karolina Subczynska
In-House Legal Counsel

dlw 6/21

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 15th June 2004:

Peter Hambro Mining Plc

Holdings in Company

15 June 2004

The Company was notified on 14 June 2004 by Merrill Lynch Investment Managers Group Limited that it now holds to 8,434,740 Ordinary Shares in the Company, of which 7,654,740 Ordinary Shares are held through Nutraco Nominees Limited. This holding represents 11.39 per cent. of the total issued share capital of the Company.

-Ends-

Press Release Issued on 17th June 2004:

Peter Hambro Mining PLC
17 June 2004

Proposed acquisition of Ametistovoye, a construction stage asset, with Russian C1 & C2 Reserves of approximately 1.7 million ounces of gold and over 5 million ounces of silver

17th June 2004

Peter Hambro Mining PLC, the London based and mining company traded on AIM, announces that it has signed a memorandum of understanding to acquire the company that holds the licence for the Ametistovoye Deposit in Kamchatka located in the Russian Far East.

PETER HAMBRO MINING PLC

Reserves and Resources

The Ametistovoye deposit hosts a C category reserve base of approximately 1.7 million ounces of gold and approximately 5.3 million ounces of silver. The official reserves and resources of the Ametistovoye deposit, approved by Russian government Committee on Natural Resources protocol No.324 dated 24 May 1994, were as follows:-

		C1	C2
Ore	'000 t	1,724.4	2,126.1
Gold	'000 oz	848.4	838.5
Gold grade	g/t	15.3	12.3
Silver	'000 oz	2,241.6	3,029.2
Silver grade	g/t	40.4	44.3

The feasibility study of the deposit also shows the possibility of a further P1 category resource of at least 1 million ounces of gold. Additional drilling and evaluation of the flanks of the deposit will be required to confirm any additional resources.

Purchase Price of US$25 million

The memorandum of understanding with respect to the acquisition was signed on 31st May 2004 at which time a deposit of US$200,000 was paid. Conditional upon the satisfactory completion of due diligence, the obtaining of all necessary corporate and legal approvals and entry into definitive documentation, Peter Hambro Mining will pay a total of US$25m in cash for the entire issued share capital of the licence holder and for the relevant geological information and the feasibility study of, the Ametistovoye deposit. Part of the proceeds of Peter Hambro Mining's recent fund raising will be used to fund this acquisition. Peter Hambro Mining is already in discussions with a number of banks regarding project finance for the construction of a mine at Ametistovoye.

Location

The deposit is located in the Penzhinsky area of the Koryak Autonomous Region (north of Kamchatka). The deposit is linked to the nearest population centres Tilichiki and Korf by 180km of dirt road. Tilichiki and Korf both have a seaport and an airport, of which the latter remains open year-round. The population of the area is mainly occupied in the mining of alluvial platinum and gold deposits as well as in fishing and processing of marine products.

Specialists from the Peter Hambro Mining Group believe that the region is

suitable for a mining operation of this type. Kamchatka is a traditional gold mining region and the income generated by the industry is important to the local economy. The deposit is at considerable distance from national parks and nature reserves, and in an area with a developing mining industry. An independent environmental opinion suggests development of the deposit will not have a negative environmental impact in the region which conforms to Peter Hambro Mining's stated aim of operating to World Bank approved standards.

Exploration

The deposit was first discovered in 1968 and covers an area of 11km2. Exploration work on the deposit was conducted until 1994. During this period the following work was carried out:-

- trenches and pitting 899,625m3
- core drilling 167,365m
- underground development 13,225m

Feasibility Study

Ametistovoye has a feasibility study establishing the viability of exploiting the deposit. A mine with production of c.400,000 tonnes is estimated to require c.US$60-70million, and forecasts annual gold production of c.150,000 ounces and silver production of more than 300,000 ounces for a period of 8-9 years from the current reserves. The geochemical properties and characteristics of the ore from the Ametistovoye deposit were studied by laboratory samples, bulk samples and pilot scale testing in research centres in Russia & Canada. The ore belongs to the same technological type and can be treated using sorption or a gravitation-sorption process. Estimated recovery is at more than 93% of gold and c.80% of silver.

Operations

The feasibility study assumes production using underground mining. Peter Hambro Mining's Omchak team has extensive of experience in underground mining and it is planned that this team would be involved with the construction, development and operation of Ametistovoye. The feasibility study suggests mining costs similar to that of the Pokrovskiy Mine, where Peter Hambro Mining built its first operation in the Amur Region.

Commenting on the acquisition, Peter Hambro, Executive Chairman of the Group said:-

"In the year of our tenth anniversary of doing business in Russia it is with great pleasure that we announce the acquisition of another quality gold mining asset in the Russian Far East. Buying Ametistovoye, a deposit with substantial

reserves and more importantly a feasibility study that demonstrates its significant potential will facilitate a major advance for Peter Hambro Mining since it will add more readily mineable reserves to our already impressive gold-in-the-ground portfolio. It also shows, once again, Peter Hambro Mining's ability to find world-class gold deposits at a cost per ounce well below that paid in the West. Once completed, the Ametistovoye acquisition will give us mineable reserves at approximately c.US$14 per reserve ounce.

Construction of the mine is expected to commence shortly after the proposed acquisition and we would hope to have the mine in production during 2006.

Mining specialists will note that the exploration work that has been done at Ametistovoye - almost 900,000 cubic metres of trenching, 167 kilometres of drilling and 13 kilometres of underground development - would cost in the west as much as our total acquisition cost of the deposit. This further exemplifies the number of high quality but low cost mining opportunities in Russia."